As filed with the Securities and Exchange Commission on January 10, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

FS INVESTMENT CORPORATION IV

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION IV

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

30293E 102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation IV

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$2,466,979	$285.92*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285.92

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation IV

Date Filed: November 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on November 22, 2016 by FS Investment Corporation IV, a Maryland corporation (the “Company”), as supplemented and amended by Amendment No. 1 to Schedule TO-I (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission on December 20, 2016 by the Company, in connection with the offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding Class T common stock, par value $0.001 per share (the “Shares”) that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 22, 2016, and the related Letter of Transmittal, as amended by Amendment No. 1 (together, as amended, the “Offer”). The Offer expired at 5:00 P.M., Central Time, on December 29, 2016, and a total of 24,998.132 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 24,998.132 Shares validly tendered and not withdrawn at a price equal to the net offering price per Share determined as of January 4, 2017 of $10.9536, for an aggregate purchase price of approximately $273,819.53. Repurchased Shares may be subject to a contingent deferred sales charge, as described in the Offer. The contingent deferred sales charge, if applicable, was calculated based upon the lesser of the net investment amount (calculated in accordance with NASD Rule 2340) of such Shares as of January 4, 2017 (the date of repurchase) (which is the same as the net offering price) and the public offering price at the time such Shares were purchased.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2017

FS INVESTMENT CORPORATION IV

By:	/s/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary

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